Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 20, 2004 accompanying the financial statements as of and for the two-year period ended December 31, 2003 of Unigene Laboratories, Inc. incorporated by reference in the Registration Statement and Prospectus. Our report contains an explanatory paragraph that states that Unigene Laboratories, Inc. has stockholder demand loans in default, has suffered recurring losses from operations and has a working capital deficiency which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty. We consent to the incorporation by reference of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption “Experts.”

GRANT THORNTON LLP

Edison, New Jersey

October 29, 2004